SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of September 2017

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English)

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

September 28, 2017

SUPERINTENDENCIA DEL MERCADO DE VALORES

Ref.: MATERIAL EVENT

Dear Sirs:

In accordance with article 28 of the Capital Markets Law approved by Law N° 093-2002-EF and SMV Resolution for Material Events and Reserved Information and Other Communications N° 005-2014-SMV-01, Credicorp Ltd. complies by notifying you of the following Material Event.

The Board of Directors of our subsidiary, Banco de Crédito del Perú (BCP), at its meeting held on Wednesday, September 27, 2017, in accordance with Article 24 of its By-Laws, unanimously resolved as follows:

1.	To create the position of Deputy Chief Executive Officer, appointing to such position Mr. Gianfranco Ferrari de las Casas.

2.	To appoint Mr. Percy Urteaga Crovetto as Head of Retail Banking and Wealth Management. Mr. Urteaga shall report directly to the Deputy Chief Executive Officer, Mr. Ferrari.

3.	The above mentioned resolutions shall be effective as from October 1, 2017.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Miriam Böttger

Stock Market Representative

Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28th, 2017

CREDICORP LTD. (Registrant)

	By:	/s/ Miriam Böttger
Miriam Böttger
Authorized Representative